Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

September 19, 2024

VIA EDGAR CORRESPONDENCE

Mr. Brian Szilagyi

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Registrant”)

File Nos. 333-180308; 811-22680

Dear Mr. Szilagyi:

In a telephone conversation with me on September 4, 2024, you communicated the U.S. Securities and Exchange Commission staff’s (the “Staff”) comments on the Registrant’s Form N-CSR filed via EDGAR on May 3, 2024 and the Registrant’s Form N-CEN filed via EDGAR on May 10, 2024, each on behalf of its series, the Blueprint Adaptive Growth Allocation Fund (the “Fund”), for the Fund’s fiscal year ended February 29, 2024. A summary of the Staff’s comments, along with the Registrant’s responses to Staff’s comments, is set forth below. As you indicated, where applicable, revisions indicated in response to your comments will be reflected in the Fund’s future filings.

Comment 1. We remind you that the Registrant and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the Staff.

Response. The Registrant acknowledges the responsibility described above.

Comment 2. Per Note 4 to the Financial Statements (Transactions with Related Parties), the amount of management fee reductions and expense reimbursements subject to recoupment by Blueprint Fund Management, LLC (the “Adviser”) that expire on February 28, 2027 appear to exclude $19,200 related to the Fund’s Investor Class Shares, while the amount of management fee reductions and expense reimbursements subject to recoupment by the Adviser that expire on February 28, 2025 and February 28, 2026 appear to include amounts related to the Fund’s Investor Class Shares. Please explain the difference.

Response. The Registrant notes that management fee reductions and expense reimbursements subject to recoupment by the Adviser that expire on February 28, 2025 and February 28, 2026 inadvertently included amounts arising from the Fund’s Investor Class Shares and therefore overstated the amounts eligible to be recouped by the Fund’s Institutional Class Shares. The Registrant will correct the disclosure in this Note in the Fund’s next Form N-CSR filing. The Registrant notes that, to-date, the Adviser has not sought repayment of management fee reductions or expense reimbursements arising from the Investor Class Shares of the Fund.

Comment 3. With respect to the Financial Highlights table, please add a footnote stating that ratios of income do not reflect the proportionate share of income of underlying funds in which the Fund may invest (See ASC 946-205-50-16).

Response. The Registrant will revise footnote (f) to the Financial Highlights from “Ratio does not include expenses of the investment companies in which the Fund invests” to “Ratios of expenses and net investment income to average net assets do not reflect the Fund’s proportionate share of income and expenses of the underlying investment companies in which the Fund invests.” The Registrant believes that revised footnote (f), read in conjunction with footnote (c), is responsive to the Staff’s comment.

Comment 4. With respect to the Statement of Operations, please describe the nature of the line item “Performance fees.” In instances where the Adviser was paid a performance fee please explain why the basis of the performance fee was not disclosed in the Notes to Financial Statements.

Response. The Registrant respectfully notes that the line item “Performance fees” in the Fund’s Statement of Operations does not refer to performance-based fees paid by the Fund to the Adviser, but rather refers to expenses that the Fund paid to receive index performance data. These types of expenses will be included in “Other Expenses” in future filings to the extent that such expenses are below $5,000. If such expenses are greater than $5,000, then these expenses will be included in a separate line item and the description will be revised to more clearly describe the expense.

Comment 5. The chart illustrating the Comparison of the Change in Value of a $10,000 Investment in the Fund does not appear to conform with Form N-1A requirements. Form N-1A requires the line graph to assume a $10,000 initial investment; however, if the Fund’s required minimum initial investment amount exceeds $10,000, the Fund should use the required minimum initial investment. It appears that the required minimum initial investment for the Fund’s Institutional Class Shares is $15,000.

Response. Due to a clerical error, the Fund’s minimum initial investment as disclosed in the Fund’s June 28, 2024 prospectus should have been $5,000 and not $15,000. The Fund filed a supplement to its prospectus on September 18, 2024 (Accession No. 0001580642-24-005601) correcting the error. Therefore, the chart illustrating the Comparison of the Change in Value of a $10,000 Investment conforms to the requirements of Form N-1A.

Comment 6. Please explain why no pricing services are reported in the Fund’s Form N-CEN under Item C.11.

Response. Due to a clerical error, the Fund’s pricing services were not included under Item C.11. The Registrant confirms that no pricing services were hired or terminated during the reporting period and that the Fund’s pricing services will be included under Item C.11 in future Form N-CEN filings.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 513-577-1693 if you wish to discuss this correspondence further.

Sincerely,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Secretary

cc: T. Heim, President of the Trust

D. Bauer, Treasurer of the Trust

G. Gosselink, Northern Lights Compliance Services, LLC

N. Crum, Esq., Sullivan & Worcester LLP